PLYMOUTH ROCK TECHNOLOGIES LAUNCHES THREAT DETECTION DRONE

Plymouth, Massachusetts - October 15, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH)  ("Plymouth Rock", "PRT", or the "Company") is pleased to announce the launch of PRT-X1, a next level Unmanned Aerial System (UAS) drone. The PRT-X1 has been designed with the direct input of law enforcement, intelligence agencies, military, and rescue services to address the global requirement for a multi-role, state-of-the-art aerial platform.

"What started out as a simple drone platform to test our threat detection sensors has evolved into a state-of-the-art UAS from a performance, operational and safety perspective," stated Dana Wheeler, President and CEO of Plymouth Rock Technologies. "Intelligent drones with advanced sensor and detection technologies have long been confined to billion-dollar military programs that require tremendous logistics and inter-agency collaboration."

Built entirely from NATO-coalition sourced components, the PRT-X1 UAS platform will enable airborne visual weapon and object detection, facial recognition, with thermal and ultra-high-resolution capabilities. Combined with intuitive point and click flight planning and automatic anti-collision systems managed by artificial intelligence, allows the remote operator to concentrate on the mission at hand. Reimagining sensor capabilities found in military technologies has enabled PRT to deliver a truly unique and highly capable UAS drone for mission-critical operations.  This overall capability will greatly enhance the efficiency of law enforcement, intelligence agencies, military, and rescue services.

"The prototype of the PRT-X1 was recently used by law enforcement and security agencies in the United Kingdom (UK) for a presidential protection detail over a five-day period," stated Carl Cagliarini, Vice President Business Development.  "The UAS successfully completed key assigned tasks over five days, including night operations in inclement weather conditions."

PRT-X1 features include:

  Made in Plymouth MA, USA commencing Q1 2020 - USA developed software
  Integrated sensor packages to support law enforcement, military, and rescue services
  Thermal detection combined with 4K HD real-time air-to-ground streaming
  Artificial intelligence (AI) powered autonomous capability in support of manned and remote unmanned 'swarm' UAS missions
  Adverse weather flight capable
  Auto-avoid for all airspace environments
  Genetec Mission Control® AI compliant

PRT is in consultation with several agencies in Washington D.C. to enable law enforcement and rescue service agencies to acquire the PRT-X1 via the GSA (General Services Administration) and other associated US Government approved operational lease and purchase programs.

The production PRT-X1 will be unveiled live from the East 2019 International Security Conference (ISC), at the Javits Center in New York City on November 20-21.

Following ISC East, the PRT-X1 UAS will be submitted to the U.S Army's Unique Mission Cell Program, TSOA, for war-fighter evaluations in 2020.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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